Sol Strategies to Announce First Quarter 2025 Financial Results on March 3, 2025, Provides Update on SOL Purchases and Investor Relations Firm Engagement

Toronto, Ontario--(Newsfile Corp. - February 25, 2025) - Sol Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today announced it will release its financial results for the first quarter of 2025 on Monday, March 3, 2025, at 4:30 PM EST.

CEO Leah Wald, CFO Doug Harris and CTO Max Kaplan will host a webcast and conference call to discuss the results following the release. Participants will have the opportunity to ask questions during the call.

Event Details:

Sol Strategies First Quarter 2025 Financial Results Webcast and Conference Call Webcast Date: Monday, March 3, 2025, at 4:30 PM EST

Live Call: (800) 579-2543 Primary (US) or (785) 424-1789 (International)

Webcast: https://event.on24.com/wcc/r/4865360/01F517A968FAF5655FC127A1EACBE989

A replay of the webcast will be available on the company's investor relations website shortly after the event https://solstrategies.io/investors/.

Recent SOL Purchases Update

For the week ending February 23, 2025, Sol Strategies acquired 10,354 SOL for a total of $1,749,980 USD, reflecting an average purchase price of $169.01 USD per SOL. This continued accumulation aligns with the Company's strategy of expanding its SOL holdings to support its validator operations and long-term investment approach in the Solana ecosystem.

Investor Relations Firm Engagement

The Company also announces that effective February 25, 2025 it has engaged ICR, LLC ("ICR") to provide certain investor relations services to the Company, including preparations for earnings reports, messaging development and execution, analyst engagement, investor targeting, which may include the distribution of information relating to the Company through digital, email and influencer marketing, development of investor relations infrastructure and best practices, and the provision of market research and intelligence.

ICR is engaged for an initial six month term, after which either the Company or ICR may terminate the engagement on 60 days' notice. In consideration for these services, ICR will be paid a US$30,000 retainer and a monthly fee of US$15,000. ICR is led by John Sorensen out of 761 Main Avenue, Norwalk, Connecticut, 06851 (email: legal@icrinc.com; telephone: (203) 682-8200). ICR and Mr. Sorensen are at arm's length to the Company and neither owns any shares of the Company.

About Sol Strategies

Sol Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

Media Contact: sol@kcsa.com

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the timing for the Company's release of its financial results and the services to be undertaken by ICR. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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